State of Utah

DEPARTMENT OF COMMERCE

Division of Corporations & Commercial Code

Articles of Amendment to Articles of Incorporation (Profit)

Entity Number: 913097-0142

Non-Refundable Processing Fee: $37.00

Pursuant to UCA §16-10a part 10, the individual named below causes this Amendment to the Articles of Incorporation to be delivered to the Utah Division of Corporations for filing, and states as follows:

1.	The name of the corporation is: HYB Holding Corp.
2.	The date the following amendment was adopted: September 29, 2020.
3.	If changing the corporation name, the new name of the corporation is:
4.	The text of each amendment adopted (include attachment if additional space needed):

(See attachment)

5.	If providing for an exchange, reclassification or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:

6.	Indicate the manner in which the amendment(s) was adopted (mark only one):

□ Adopted by Incorporators or Board of Directors - Shareholder action not required.

☒ Adopted by Shareholders - Number of votes cast for amendment was sufficient for approval.

7.	Delayed effective date (if not to be effective upon filing) (MM-DD-YYYY not to exceed 90 days)

Under penalties of perjury, I declare that this Amendment of Articles of Incorporation has been examined by me and is, to the best of my knowledge and belief, true, correct and complete.

By: /s/ Robert Brantl

Title: Secretary

Date: November 4, 2020

. Under GRAMA {63-2-201}, all registration information maintained by the Division is classified as public record. For confidentiality purposes, you may use the business entity physical address rather than the residential or private address of any individual affiliated with the entity.

Entity Number: 913097-0142

Corporation: HYB Holding Corp.

ATTACHMENT TO ARTICLES OF AMENDMENT TO ARTICLES OF INCORPORATION (PROFIT)

Item 4 of the Articles of Incorporation to Articles of Incorporation (Profit) is amended as follows:

ARTICLE IV - AUTHORIZED SHARES

The aggregate number of shares the Corporation shall have authority to issue is Two Hundred Two Million (202,000,000) shares, consisting of Two Hundred Million (200,000,000) shares of Common Stock, par value of $0.001 per share, and Two Million (2,000,000) shares of Preferred Stock, par value $0.001 per share.

The Board of Directors shall have authority, without shareholder approval and by resolution of the Board of Directors, to amend the Corporation's Articles of Incorporation to divide the class of Preferred Stock into series, to designate each such series by a distinguishing letter, number or title so as to distinguish the shares thereof from the shares of all other series and classes, and to fix and determine the following relative rights and preferences of the shares of each series so established, including (i) the rate of dividend, (ii) the price at which, and the terms and conditions on which, the shares may be redeemed, (iii) the amount payable upon the shares in the event of involuntary liquidation, (iv) the amount payable upon the shares in the event of voluntary liquidation, (v) any sinking fund provision for the redemption or purchase of the shares, and (vi) the terms and conditions on which the shares may be converted to shares of another series or class, if the shares of any series are issued with the privilege of conversion.

Any stock of the Corporation which is fully paid shall not be subject to further call or assessment for any purpose.

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